SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

SFBC International, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

784121105

(CUSIP Number of Class of Securities)

Daniel S. Loeb

Third Point LLC

390 Park Avenue

New York, NY 10022

(212) 224-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Michael A. Schwartz, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

December 19, 2005

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 784121105	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 638,400 * 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 638,400 *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 638,400 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% *
14	TYPE OF REPORTING PERSON* IN

*	See Item 5 below.

SCHEDULE 13D

CUSIP No. 784121105	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Third Point LLC I.D. #13-3922602
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 638,400 * 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 638,400 *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 638,400 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% *
14	TYPE OF REPORTING PERSON* OO

*	See Item 5 below.

This Schedule 13D is being filed on behalf of Third Point LLC, a Delaware limited liability company (the “Management Company”), and Daniel S. Loeb, an individual (“Mr. Loeb,” and, together with the Management Company, the “Reporting Persons”). This Schedule 13D relates to the common stock, par value $0.001 per share, of SFBC International, Inc., a Delaware corporation (the “Company”). Unless the context otherwise requires, references herein to the “Common Stock” are to such common stock of the Company. The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the “Funds”). The Funds directly own the Common Stock to which this Schedule 13D relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock of the Company, and is being filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The address of the principal executive offices of the Company is 11190 Biscayne Boulevard, Miami, Florida 33181.

Item 2. Identity and Background.

(a) This statement is filed by the Reporting Persons. Daniel S. Loeb is the chief executive officer of the Management Company and controls the Management Company’s business activities. The Management Company is organized as a limited liability company under the laws of the State of Delaware.

(b) The address of the principal business and principal office of the Management Company and Mr. Loeb is 390 Park Avenue, 18th floor, New York, New York 10022.

(c) The principal business of the Management Company is to serve as investment manager or adviser to the Funds, and to control the investing and trading in securities of the Funds. The principal business of Mr. Loeb is to act as the chief executive officer of the Management Company.

(d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Loeb is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The Funds expended an aggregate of $17,175,361.77 of their own investment capital to acquire the 638,400 shares of Common Stock held by them. As of December 19, 2005, the Funds had expended an aggregate of $34,881,287.63 of their own investment capital to acquire the 1,500,000 shares of Common Stock then held by them. The Common Stock was acquired in open market purchases.

The Funds effect purchases of securities primarily through margin accounts maintained for them with Bear, Stearns Securities Corp. and Goldman, Sachs & Co. (the “Primary Brokers”) which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4. Purpose of Transaction.

As part of a trading strategy to establish a net short position in the Common Stock, the Reporting Persons took a short position by (i) selling borrowed shares of Common Stock, which the Reporting Persons are required to return to the lender thereof, and (ii) purchasing in the market put options with respect to the Common Stock. Also as part of this trading strategy, the Reporting Persons established a long position in the Common Stock by purchasing shares of Common Stock in market transactions. Because this long position has been smaller than the aggregate short position, the Reporting Persons have maintained a net short position with respect to the Common Stock. In mid-December 2005, the Reporting Persons began to reduce their net short position through the purchase of Common Stock and the sale of the put options they had acquired. On December 19, 2005, the Reporting Persons held an aggregate of 1,500,000 shares of Common Stock, or 8.1% of the shares of Common Stock then outstanding. On December 19, 2005, the Reporting Persons also held a short position in respect of 2,000,000 shares of Common Stock, or 10.8% of the shares of Common Stock then outstanding, for a net short position in respect of 500,000 shares of Common Stock, or 2.7% of the shares of Common Stock then outstanding.

The Reporting Persons established their net short position based on information from publicly available documents and other public sources that led the Reporting Persons to believe, based on their analysis and interpretation of this information, that the personal backgrounds and past conduct of certain former members of the Company’s management were inconsistent with the standards expected of managers of a public company that operates in a highly regulated industry. The Reporting Persons believed that disclosure of these conclusions could result in a change in the management of the Company.

Earlier in December, prior to acquiring beneficial ownership of more than 5% of the total outstanding shares of Common Stock, the Reporting Persons advised the staff of the United States Securities and Exchange Commission and the staff of the Committee on Finance of the United States Senate as to their beliefs regarding the background of and specific past instances of conduct by certain former members of the Company’s management, based on their analysis and review of information from publicly available documents and other public sources. Mr. Loeb also voiced these concerns on a public conference call on December 15, 2005, which had been organized and publicized by the Company in order to discuss current company events with investors.

The Reporting Persons may cause the Funds to make further acquisitions of Common Stock from time to time or to dispose of any or all of the Common Stock held by the Funds at any time.

Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

(a) The Management Company beneficially owns 638,400 shares of Common Stock. The Management Company shares voting and dispositive power over such holdings with Mr. Loeb and with the Funds. The shares of Common Stock beneficially owned by the Management Company represent 3.5% of the 18,446,864 shares of Common Stock outstanding at November 28,

2005, as reported in the Company’s quarterly report on Form 10-Q for the period ended June 30, 2005. None of the individual Funds owns more than 5% of the Common Stock outstanding.

On December 19, 2005, the Reporting Persons acquired beneficial ownership of more than 5% of the Common Stock outstanding. As of the close of business on that date, the Reporting Persons held 1,500,000 shares of Common Stock, or 8.1% of the Common Stock then outstanding. As the result of an administrative error, which the Reporting Persons became aware of on February 16, 2006, the Reporting Persons failed to file a statement on Schedule 13D with respect to these shares on a timely basis.

(b) The Management Company and Mr. Loeb share voting and dispositive power over the 638,400 shares of Common Stock held directly by the Funds.

(c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in the Common Stock during the period (the “Trading Period”) commencing sixty days prior to December 19, 2005 and ending on the date hereof.

All of the transactions set forth on Schedule A, except as may be otherwise noted therein, were effected in open market purchases on the New York Stock Exchange through the Primary Brokers.

Except as set forth above and on Schedule A, during the Trading Period there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

(d) Other than the Funds that directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) On February 16, 2006, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the establishment of a net short position in the Common Stock, the Reporting Persons had borrowed and sold 2,000,000 shares of Common Stock as of December 19, 2005 and have borrowed and sold 1,165,000 shares of Common Stock on the date hereof. The shares were borrowed in the ordinary course of business in order to effect short sales, and the Reporting Persons are required to return to the lender that number of shares that have been borrowed. In addition, from December 27, 2005 through December 29, 2005, the Reporting Persons loaned to Citicorp Securities Services Inc. an aggregate of 861,100 shares of Common Stock. As of the date hereof, 638,400 of such loaned shares remain outstanding on loan to Citicorp Securities Services Inc.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

By virtue of the relationships among the Reporting Persons and the Funds, as described in Item 2, the Reporting Persons and the Funds may be deemed to be a “group” under the Federal securities laws. Except as otherwise set forth in this Schedule 13D, each Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any other Reporting Person or the Funds and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

1. Joint Filing Agreement, dated as of February 17, 2006, by and between the Reporting Persons.

Schedule A

(Transactions by the Funds in Common Stock

during the past sixty days prior to December 19, 2005 through the date of filing)

Date	Transaction	Shares	Price Per Share
12/16/2005	BUY	800,000	24.5556
12/16/2005	BUY	50,000	24.5556
12/19/2005	BUY	277,800	25.1986
12/19/2005	BUY	184,500	19.3074
12/19/2005	BUY	187,700	18.3625
12/21/2005	SELL	(15,000)	18.4999
12/22/2005	BUY	15,000	18.9905
12/22/2005	SELL	(50,000)	20.7763
12/23/2005	SELL	(50,000)	18.2974
12/30/2005	SELL	(200,000)	18.7162
01/03/2006	SELL	(25,000)	16.0821
01/03/2006	BUY	100,000	16.2507
01/05/2006	SELL	(25,000)	15.1361
01/09/2006	BUY	25,000	15.6807
01/10/2006	BUY	50,000	14.4582
01/10/2006	SELL	(50,000)	14.3289
01/20/2006	SELL	(75,000)	14.3289
02/08/2006	SELL	(25,000)	14.3289
02/10/2006	SELL	(60,900)	13.7360
02/10/2006	SELL	(15,700)	12.9328
02/16/2006	SELL	(51,500)	23.4500
02/16/2006	SELL	(105,800)	23.4500
02/16/1006	SELL	(42,700)	23.4500
02/16/2006	SELL	(9,700)	23.4500
02/16/2006	SELL	(34,500)	23.4500
02/16/2006	SELL	(35,600)	23.4500
02/16/2006	SELL	(20,700)	23.4500
02/16/2006	SELL	(33,600)	23.4500
02/16/2006	SELL	(63,300)	23.4500
02/16/2006	SELL	(62,600)	23.4500

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2006

THIRD POINT LLC

By:	/s/ Daniel S. Loeb
Name:	Daniel S. Loeb
Title:	Chief Executive Officer

/s/ Daniel S. Loeb
Daniel S. Loeb

[SIGNATURE PAGE TO SCHEDULE 13D WITH RESPECT TO

SFBC INTERNATIONAL, INC.]